

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2015

Mr. Derek J. Kerr
Chief Financial Officer
American Airlines Group, Inc.
4333 Amon Carter Boulevard
Fort Worth, Texas 76155

     Re: American Airlines Group Inc.
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed February 25, 2015
              File No. 001-08400

Dear Mr. Kerr:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Melissa Raminpour

                                 Melissa Raminpour
                                 Branch Chief